Exhibit 99.2(k)(ii)

Amended and Restated
Transfer Agency and Service Agreement

Between

Each of the aberdeen Closed-End Funds
Listed on Schedule A

and

Computershare Trust Company, N.A.

and

Computershare Inc.

This Amended and Restated Agreement (the “Agreement”) dated as of the 1st day of April, 2025 amends and restates the prior transfer agency agreements by and between each of the aberdeen Closed-End Funds listed herein on Schedule A attached hereto, which Schedule may be amended from time to time, each a US registered closed end investment company having its principal office and place of business at 1900 Market Street, Suite 200, Philadelphia, PA 19103 (each a “Company” and collectively, the “Companies”), and Computershare Inc., a Delaware corporation, and its fully owned subsidiary Computershare Trust Company, N.A., a federally chartered trust company, having its principal office and place of business at 150 Royall Street, Canton, Massachusetts 02021 (collectively, the “Transfer Agent” or individually, “Computershare” and the “Trust Company”, respectively).

WHEREAS, each Company previously appointed Trust Company as its sole transfer agent and registrar for the Shares, and administrator of any Plans (defined below) for Company, and Computershare as processor of all payments received or made by Company under a prior transfer agency agreement that was effective on the date noted in Schedule A hereto (the “Effective Date”);

WHEREAS, each Company and the Transfer Agent wish to amend and restate their prior transfer agency agreement to be replaced by this Agreement;

WHEREAS, Trust Company and Computershare will each separately provide specified services covered by this Agreement and, in addition, Trust Company may arrange for Computershare to act on behalf of Trust Company in providing certain of its services covered by this Agreement; and

WHEREAS, Trust Company and Computershare desire to accept such respective appointments and perform the services related to such appointments;

NOW THEREFORE, in consideration of the mutual covenants herein contained, the parties hereto agree as follows:

1.	CERTAIN DEFINITIONS.

1.1   “Account” shall mean the account of each Shareholder which reflects any full or fractional Shares held by such Shareholder, outstanding funds, or reportable tax information.

1.2   "Agreement" shall mean this agreement and any and all exhibits or schedules attached hereto and any and all amendments or modifications which may from time to time be executed.

1.3   “Authorized Person(s)” shall mean any officers of a Company or additional individuals authorized by a Company’s board to sign written instruments and requests.

1.4   “Personal Information” means information that identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular living individual, including, without limitation, names, signatures, addresses, e-mail addresses, telephone numbers, account numbers and information, social security numbers and other personal identification numbers, financial data, date of birth, transaction information, user names, passwords, security codes, employee ID numbers, identity photos, and any other information defined in applicable privacy laws or regulations as personal information, that Transfer Agent receives from Company, is otherwise obtained by Transfer Agent in connection with this Agreement, or to which Transfer Agent has access in the course of performing the Services.

1.5   “Plans” means any dividend reinvestment plan, direct stock purchase plan, or other investment programs administered by Trust Company for Company relating to the Shares, whether as of the Effective Date or at any time during the term of this Agreement.

1.6   “Services” means all services performed or made available by Transfer Agent pursuant to this Agreement.

1.7   “Share” shall mean a Company's common stock, par value as listed in Schedule A attached hereto, authorized by the Company’s Articles of Incorporation, and other classes of the Company’s stock to be designated by the Company in writing and which Transfer Agent agrees to service under this Agreement.

1.8    “Shareholder” shall mean the holder of record of Shares of a Company.

1.9   “Shareholder Data” shall mean all information, including Personal Information, maintained on the records database of Transfer Agent concerning Shareholders.

2.	APPOINTMENT OF AGENT.

2.1   Appointments. Each Company hereby appoints Trust Company to act as sole transfer agent and registrar for all Shares and as administrator of Plans in accordance with the terms and conditions hereof and appoints Computershare as the service provider to Trust Company and as processor of all payments received or made by or on behalf of the Company under this Agreement, and Trust Company and Computershare accepts the respective appointments. Transfer Agent is engaged in an independent business and will perform its obligations under this Agreement as an agent of the Company.

2.2   Documents. In connection with the appointments herein, each Company has provided or will provide the following appointment and corporate authority documents to Transfer Agent:

(a)	Copies of resolutions appointing Trust Company as the transfer agent;

(b)	Specimens of all forms of outstanding Share certificates, in forms approved by the Board of Directors of the Company, with a certificate of the Secretary of Company as to such approval;

(c)	Specimens of the signatures of the officers of the Company authorized to sign stock certificates and authorized to sign written instructions and requests;

(d)	An opinion of counsel for the Company addressed to both Trust Company and Computershare with respect to the following:

(i)	Company’s organization and existence under the laws of its state of organization;

(ii)	The status of all Shares of the Company covered by the appointment under the Securities Act of 1933, as amended (the “1933 Act”), and any other applicable federal or state statute; and

(iii)	That all issued Shares are, and all unissued Shares will be, when issued, validly issued, fully paid and non-assessable; and

(e)	A certificate of the Company as to the Shares authorized, issued and outstanding, as well as a description of all reserves of unissued Shares relating to the exercise of options.

2.3   Records. Transfer Agent may adopt as part of its records all Shareholders lists, Share ledgers, records, books, and documents which have been employed by a Company or any of its agents and which are certified to be true, authentic and complete. Transfer Agent shall keep records relating to the Services, in the form and manner it deems advisable. Transfer Agent agrees that all such records prepared or maintained by it relating to the Services are the property of the Company and will be preserved, maintained and made available in accordance with the requirements of applicable law and Transfer Agent’s records management policy, and will be surrendered promptly to Company in accordance with its request subject to applicable law and Transfer Agent’s records management policy.

2.4   Company Audit. Transfer Agent shall, upon at least thirty (30) days written notice, no more frequently than once per year (unless required by a Company’s regulators or in response to a previously- identified material deficiency, in which event the additional audit will only relate to such deficiency), and at mutually agreed dates and times, allow a Company, its auditors and/or its regulators, at Company’s cost and expense, to inspect, examine, and audit Transfer Agent's offices, operations, procedures and business records that are relevant to the Services provided hereunder by Transfer Agent (collectively, “Records”), solely to determine Transfer Agent’s compliance with this Agreement, and only to the extent that such Records were not included within the scope of the SSAE 18/SOC 1, ISAE 3402, AT-C Section 205, or equivalent audit provided by Transfer Agent within the previous calendar year (collectively “Audits”). Notwithstanding the foregoing, Transfer Agent may, in its sole discretion, prohibit a Company from entering certain areas of its facilities for security reasons, in which case Transfer Agent will provide the Company with alternative access to the Records, information or personnel in such restricted area, to the extent reasonably possible. Audits shall not include security assessments such as penetration testing or vulnerability scanning by a Company. Further, each Company agrees that any Audit includes the right of the Company to inspect Records on-site at Transfer Agent’s offices, but not the right to copy Records. A Company will provide Transfer Agent with a written Scope of Work including a mutually agreed level of detail, at least ten (10) business days in advance of commencement of an Audit. Transfer Agent shall cooperate reasonably and in good faith with a Company’s internal or external auditors to ensure a prompt and accurate Audit. In addition, Transfer Agent shall address within a reasonable time period and in the manner determined by Transfer Agent any practices found to be non-compliant with this Agreement after receipt of a Company’s Audit report. Each Company acknowledges that Transfer Agent may require any such auditors and/or regulators of a Company to agree to written confidentiality provisions relating to Transfer Agent’s proprietary and confidential information that such auditors and/or regulators may have access to during any such Audit. Each Company agrees to compensate Transfer Agent for all reasonable out of pocket expenses incurred by Transfer Agent in connection with any Audit (e.g., travel and subsistence if necessary for the location of the Audit) of that Company, and also agrees to compensate Transfer Agent for the time of each Transfer Agent employee required to assist such Audit (e.g., subject matter experts in Information Security, Technology, Business Operations, Client and External Audit Services); provided, however, that in no event shall a Company be charged for (i) the time incurred by Transfer Agent’s Relationship Management employees required to assist such Audit; or (ii) costs related to another Company’s Audit.

2.5   Shares. Each Company shall, if applicable, inform Transfer Agent as soon as possible in advance as to (i) the existence or termination of any restrictions on the transfer of Shares, the application to or removal from any Shares of any legend restricting the transfer of such Shares (which may be subject, in the case of removal of any such legend, to delivery of a legal opinion in form and substance acceptable to Transfer Agent), or the substitution for such Share of a Share without such legend; (ii) any authorized but unissued Shares reserved for specific purposes; (iii) any outstanding Shares which are exchangeable for Shares and the basis for exchange; (iv) reserved Shares subject to option and the details of such reservation; (v) any Share split or Share dividend; (vi) any other relevant event or special instructions which may affect the Shares; (vii) any bankruptcy, insolvency or other proceeding regarding the Company affecting the enforcement of creditors’ rights; and (viii) any future original issuances of Shares for which Transfer Agent will act as transfer agent under this Agreement (subject to delivery of a legal opinion of counsel for Company addressed to Transfer Agent in a form mutually agreed upon by both parties, concerning, without limitation, the legal status of such Shares, including whether the applicable issuance is part of an offering of Shares that is registered or exempt from registration).

2.6   Share Certificates. If a Company offers Shares in certificated form, the Company shall provide Transfer Agent with (i) documentation required to print on demand Share certificates, or (ii) an appropriate supply of Share certificates which contain a signature panel for use by an authorized signor of Transfer Agent and state that such certificates are only valid after being countersigned and registered, whichever is applicable.

2.7   Company Responsibility. Each Company shall perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, documents, instruments and assurances as may be reasonably required by Transfer Agent for the carrying out or performing by Transfer Agent of the provisions of this Agreement.

2.8   Scope of Agency.

(a)	Transfer Agent shall act solely as agent for Company under this Agreement and owes no duties hereunder to any other person. Transfer Agent undertakes to perform the duties and only the duties that are specifically set forth in this Agreement, and no implied covenants or obligations shall be read into this Agreement against Transfer Agent. Transfer Agent is engaged in an independent business and will perform its obligations under this Agreement as an agent of Company for the purposes of the Services to be furnished hereunder.

(b)	Transfer Agent may rely upon, and shall be protected in acting or refraining from acting in good faith reliance upon, (i) any communication from Company, any predecessor transfer agent or co-transfer agent or any registrar (other than Transfer Agent), predecessor registrar or co- registrar; (ii) any instruction, notice, request, direction, consent, report, certificate, opinion or other instrument, paper, document or electronic transmission believed in good faith by Transfer Agent to be genuine and to have been signed or given by the proper party or parties; (iii) any guaranty of signature by an “eligible guarantor institution” that is a member or participant in the Securities Transfer Agents Medallion Program or other comparable “signature guarantee program” or insurance program in addition to, or in substitution for, the foregoing; or (iv) any instructions received through Direct Registration System/Profile. In addition, Transfer Agent is authorized to refuse to make any transfer that it determines in good faith not to be in good order.

(c)	Company shall promptly provide Transfer Agent with an updated board resolution and/or certificate of incumbency regarding any change of authority for any Authorized Person. Transfer Agent shall not be held to have notice of any change of authority of any Authorized Person, until receipt of written notice thereof from Company.

2.9   Additional Companies. To the extent a Company is added to Schedule A after the Effective Date, such Company is a Company for all purposes of this Agreement and is bound by all terms and conditions and provisions of this Agreement, including, without limitation, the representations and warranties of a Company set forth herein.

2.10   Amendment to Schedule A. The parties agree to amend Exhibit A to reflect the most updated information regarding Companies and Shares relevant to this Agreement. The parties agree that notwithstanding Section 14.4 of this Agreement, Schedule A may be amended without an executed written amendment if an Authorized Person delivers by email to Transfer Agent's relationship manager a copy of an amended and restated Schedule A, dated as of the date such amended and restated Schedule A is intended to be effective, and a member of Transfer Agent's relationship management team acknowledges in a responding email that the amended and restated Schedule A has been received. To the extent Schedule A is amended to add a Company, the added Company must provide Transfer Agent with the documents listed in Section 2.2 of this Agreement in relation to such Company on a timeline mutually agreed by the parties.

3.	STANDARD SERVICES.

3.1   Share Services. Transfer Agent shall perform the Share Services set forth in the Fee and Service Schedule (“Fee and Service Schedule”) attached hereto and incorporated herein. Further, Transfer Agent shall issue and record Shares as authorized, hold Shares in the appropriate Shareholder Account, and effect transfers of Shares upon receipt of appropriate documentation.

3.2   Replacement Shares. Transfer Agent shall issue replacement Shares for those certificates alleged to have been lost, stolen or destroyed, upon receipt by Transfer Agent of a reasonable administration fee paid by Shareholder, and an open penalty surety bond satisfactory to it and holding it and the applicable Company harmless, absent notice to Transfer Agent that such certificates have been acquired by a bona fide purchaser. Transfer Agent may, at its option, issue replacement Shares for mutilated stock certificates upon presentation thereof without such indemnity. Transfer Agent may, at its sole option, accept indemnification from the Company to issue replacement Shares for those certificates alleged to have been lost, stolen or destroyed in lieu of an open penalty bond. Transfer Agent may receive compensation, including in the form of commissions, for services provided in connection with surety programs offered to Shareholders.

3.3   Internet Services. Transfer Agent shall make available to the Companies and Shareholders, through its web sites, including, but not limited to, www.computershare.com (collectively, “Web Site”), online access to certain Account and Shareholder information and certain transaction capabilities (“Internet Services”), subject to Transfer Agent’s security procedures and the terms and conditions set forth herein and on the Web Site. Transfer Agent provides Internet Services “as is” on an “as available” basis, and hereby specifically disclaims any and all representations or warranties, express or implied, regarding such Internet Services, including any implied warranty of merchantability or fitness for a particular purpose and implied warranties arising from course of dealing or course of performance.

3.4   Proprietary Information. Each Company agrees that the databases, programs, screen and report formats, interactive design techniques, Internet Services, software (including methods or concepts used therein, source code, object code, or related technical information) and documentation manuals furnished to the Company by Transfer Agent as part of the Services are under the control and ownership of Transfer Agent or a third party (including its affiliates) and constitutes copyrighted, trade secret, or other proprietary information (collectively, “Proprietary Information”). In no event shall Proprietary Information be deemed Shareholder Data. Each Company agrees that Proprietary Information is of substantial value to Transfer Agent or other third party and will treat all Proprietary Information as confidential in accordance with Section 10 of this Agreement. Each Company shall take reasonable efforts to advise its relevant employees and agents of its obligations pursuant to this Section 3.4.

3.5   Third Party Content. Transfer Agent may provide real-time or delayed quotations and other market information and messages (“Market Data”), which Market Data is provided to Transfer Agent by certain third parties who may assert a proprietary interest in Market Data disseminated by them but do not guarantee the timeliness, sequence, accuracy or completeness thereof. Company agrees and acknowledges that Transfer Agent shall not be liable in any way for any loss or damage arising from or occasioned by any inaccuracy, error, delay in, omission of, or interruption in any Market Data or the transmission thereof; provided such third party was selected by Transfer Agent in good faith and in the absence of negligence or willful misconduct.

3.6   Transfer Agent is obligated and agrees to comply with all applicable laws and regulations, codes, orders and government rules in the performance of its duties under this Agreement.

4.	DIVIDEND REINVESTMENT PLAN SERVICES.

4.1   The Trust Company shall perform all services under the Plans, as the administrator of such Plans, with the exception of payment processing for which Computershare has been appointed as agent by a Company, and certain other services that the Trust Company may subcontract to Computershare as permitted by applicable law (e.g. ministerial services).

4.2   The Transfer Agent shall act as agent for Shareholders pursuant to the Plans in accordance with the terms and conditions of such Plans.

5.	COMPUTERSHARE DIVIDEND DISBURSING AND PAYMENT SERVICES.

5.1   Declaration of Dividends. Upon receipt of written notice from the President, any Vice President, Secretary, Assistant Secretary, Treasurer or Assistant Treasurer of a Company declaring the payment of a dividend, Computershare shall disburse such dividend payments provided that in advance of the applicable check mailing date, the Company furnishes Computershare with sufficient funds. The payment of such funds to Computershare for the purpose of being available for the payment of dividends from time to time is not intended by the Companies to confer any rights in such funds on Shareholders whether in trust, contract, or otherwise.

5.2   Stop Payments. Each Company hereby authorizes Computershare to stop payment of checks issued in payment of sales proceeds and of dividends, if applicable, but not presented for payment, when the payees thereof allege either that they have not received the checks or that such checks have been mislaid, lost, stolen, destroyed or, through no fault of theirs, are otherwise beyond their control and cannot be produced by them for presentation and collection, and Computershare shall issue and deliver duplicate checks in replacement thereof, and the payment issuing Company shall indemnify Transfer Agent against any loss or damage resulting from reissuance of the checks so long as Transfer Agent has acted in accordance with the terms of this Agreement with respect to Section 8.3.

5.3   Tax Withholding. Each Company hereby authorizes Computershare to deduct from all payments of sales proceeds and of dividends declared by that Company and disbursed by Computershare, as dividend disbursing agent, the tax required to be withheld pursuant to Sections 1441, 1442, 1445, 1471 through 1474, and 3406 of the Internal Revenue Code of 1986, as amended, or by any federal or state statutes subsequently enacted, and to make the necessary returns and payment of such tax to the relevant taxing authority. Each Company will provide withholding and reporting instructions to Computershare from time to time as relevant, and upon request of Computershare.

5.4   Plan Payments. Each Company hereby authorizes Computershare to receive all payments made to the Company (i.e., optional cash purchases) or the Transfer Agent under the Plans and make all payments required to be made under such Plans, including all payments required to be made to Company. For optional cash purchases, in the event funds are unavailable for any reason (including, without limitation, due to a rejection or reversal of the payment), Computershare shall sell the Shares purchased and any gain thereon shall accrue to Computershare.

5.5   Bank Accounts. All funds administered by Computershare under this Agreement that are to be distributed or applied by Computershare in the performance of Services (the “Funds”) shall be administered by Computershare as agent for Company and deposited in one or more dedicated bank accounts to be maintained by Computershare in its name as agent for Company. The Funds shall not be comingled with other client funds or Computershare’s own corporate funds. Until paid pursuant to this Agreement, Computershare may administer the Funds through bank accounts with commercial banks with Tier 1 capital exceeding $10 billion, and with an investment grade rating by S&P (LT Local Issuer Credit Rating), Moody’s (Long Term Rating) and Fitch Ratings, Inc. (LT Issuer Default Rating) (each as reported by Bloomberg Finance L.P.). Company shall have no responsibility or liability for any diminution of the Funds that may result from any deposit or investment made by Computershare in accordance with this paragraph, except for any losses resulting from a default by any bank, financial institution or other third party. Computershare may from time to time receive interest, dividends or other earnings in connection with such deposits or investments. Computershare shall not be obligated to pay such interest, dividends or earnings to the Companies, any Shareholder or any other party.

6.	FEES AND EXPENSES.

6.1   Fee and Service Schedules. Each Company individually, and not jointly, agrees to pay Transfer Agent the fees and out-of-pocket expenses for Services performed for such Company pursuant to this Agreement as set forth in the Fee and Service Schedule. At least sixty (60) days before the expiration of the Initial Term (as defined below) or a Renewal Term (as defined below), whichever is applicable, the parties to this Agreement will agree upon a new fee schedule for the upcoming Renewal Term. If no new fee schedule is agreed upon, then the fees will increase as set forth in the Term Section of the Fee and Service Schedule.

6.2   Invoices. Each Company individually, and not jointly, will pay Transfer Agent all amounts invoiced for such Company in accordance with this Agreement within thirty (30) days of Company’s receipt of such invoice, except for any amounts that are subject to good faith dispute. In the event of such dispute, Company must promptly notify Transfer Agent of such dispute and may only withhold that portion of the amounts subject to such dispute. Company shall settle such disputed amounts within five (5) business days of the date on which the parties agree on the amount to be paid by payment of the agreed amount. If no agreement is reached, then such disputed amounts shall be settled as may be required by applicable law or legal process.

6.3	Late Payments.

(a)	If any undisputed amount in an invoice of Transfer Agent (for fees or reimbursable expenses) is not paid within thirty (30) days after the date of such invoice, the applicable Company shall pay Transfer Agent interest thereon (from the due date to the date of payment) at a per annum rate equal to eighteen percent (18%). Notwithstanding any other provision hereof, such interest rate shall be no greater than permitted under applicable law.

(b)	The failure by a Company to pay the undisputed portion of an invoice within ninety (90) days after the date of such invoice, shall constitute a material breach of this Agreement by Company pursuant to Section 11.4 below. Transfer Agent may terminate this Agreement with respect to the applicable Company for such material breach upon ten (10) business days’ written notice of such proposed termination to Company.

6.4   Transaction Taxes. Company is responsible for all taxes, levies, duties, and assessments levied on Services purchased under this Agreement (collectively, “Transaction Taxes”). Computershare is responsible for collecting and remitting Transaction Taxes in all jurisdictions in which Computershare is registered to collect such Transaction Taxes. Computershare shall invoice Company for such Transaction Taxes that Computershare is obligated to collect upon the furnishing of Services. Company shall pay such Transaction Taxes according to the terms in Section 6.2 above. Computershare shall timely remit to the appropriate governmental authorities all such Transaction Taxes that Computershare collects from Company. To the extent that Company provides Computershare with valid exemption certificates, direct pay permits, or other documentation that exempts Computershare from collecting Transaction Taxes from Company, invoices issued for the Services provided after Computershare’s receipt of such certificates, permits, or other documentation will not reflect exempted Transaction Taxes. Computershare is solely responsible for the payment of all personal property taxes, franchise taxes, corporate excise or privilege taxes, property or license taxes, taxes relating to Computershare’s personnel, and taxes based on Computershare’s net income or gross revenues relating to the Services.

7.	REPRESENTATIONS AND WARRANTIES.

7.1	Transfer Agent. Transfer Agent represents and warrants to Company that:

(a)	Governance. Trust Company is a federally chartered trust company duly organized, validly existing, and in good standing under the laws of the United States and Computershare is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware and each has full power, authority and legal right to execute, deliver and perform this Agreement; and

(b)	Compliance with Laws. The execution, delivery and performance of this Agreement by Transfer Agent has been duly authorized by all necessary action, constitutes a legal, valid and binding obligation of Transfer Agent enforceable against Transfer Agent in accordance with its terms, will not require the consent of any third party that has not been given, and will not violate, conflict with or result in the breach of any material term, condition or provision of (i) any existing law, ordinance, or governmental rule or regulation to which Transfer Agent is subject, (ii) any judgment, order, writ, injunction, decree or award of any court, arbitrator or governmental or regulatory official, body or authority applicable to Transfer Agent, (iii) Transfer Agent’s incorporation documents or by-laws, or (iv) any material agreement to which Transfer Agent is a party.

7.2	Company. Each Company represents and warrants to Transfer Agent that:

(a)	Governance. It is a corporation duly organized, validly existing and in good standing under the laws of the state in which is organized as shown on Exhibit A, and it has full power, authority and legal right to enter into and perform this Agreement;

(b)	Compliance with Laws. The execution, delivery and performance of this Agreement by a Company has been duly authorized by all necessary action and constitutes the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms and will not violate, conflict with or result in the breach of any material term, condition or provision of, or require the consent of any other party to (i) any existing law, ordinance, or governmental rule or regulation to which Company is subject, (ii) any judgment, order, writ, injunction, decree or award of any court, arbitrator or governmental or regulatory official, body or authority applicable to Company, (iii) Company’s incorporation documents or by-laws, (iv) any material agreement to which Company is a party, or (v) any applicable stock exchange rules;

(c)	Securities Laws. Registration statements under the Investment Company Act of 1940, as amended (“1940 Act”), Securities Act of 1933, as amended (“1933 Act”) and the 1934 Act, as applicable, have been filed and are currently effective, or will be effective prior to the sale of any Shares, and will remain so effective, and all applicable state securities law filings have been made with respect to all Shares being offered for sale except for any Shares which are offered in a transaction or series of transactions which are exempt from the registration requirements of the 1940 Act, 1933 Act, 1934 Act and state securities laws; Company will immediately notify Transfer Agent of any information to the contrary.

(d)	Shares. The Shares issued and outstanding on the date hereof are duly authorized, validly issued, fully paid and non-assessable; and any Shares to be issued hereafter, when issued, will be duly authorized, validly issued, fully paid and non-assessable; and

(e)	Facsimile Signatures. The use of facsimile signatures by Transfer Agent in connection with the countersigning and registering of Share certificates has been duly authorized by Company and is valid and effective.

8.	INDEMNIFICATION AND LIMITATION OF LIABILITY.

8.1   Company Indemnity. Each Company, severally and not jointly, shall indemnify and hold Transfer Agent harmless from and against, and Transfer Agent shall not be responsible for, any and all losses, claims, damages, costs, charges, counsel fees and expenses, payments, expenses and liability relating to that Company (collectively, “Losses”) arising out of or attributable to:

(a)	all actions of Transfer Agent or its agents or subcontractors required to be taken pursuant to this Agreement provided such actions are taken in good faith and without negligence or willful misconduct;

(b)	the Company’s lack of good faith, negligence or willful misconduct or the breach of any representation or warranty of Company hereunder;

(c)	reliance on or use by Transfer Agent or its agents or subcontractors of any (i) information, records, data, and documents which have been prepared and/or maintained by a Company or any other person or firm on behalf of the Company, including any former transfer agent or registrar, and provided to Transfer Agent or its agents or subcontractors; (ii) paper or document reasonably believed to be genuine and to have been signed by the proper person or persons, including Shareholders and their authorized agents or representatives (e.g. power of attorney); and (iii) electronic instructions from a Company or Shareholders and their authorized agents or representatives (e.g. power of attorney) submitted through Internet Services or any other electronic means pursuant to security procedures established by Transfer Agent.

(d)	The negotiation and processing of all checks, including checks that are tendered to Transfer Agent for the purchase of Shares, provided such actions are taken in good faith and without negligence or willful misconduct; and

(e)	The recognition, acceptance, or processing by Transfer Agent of stock certificates for a Company that has certificated Shares which are reasonably believed to bear the proper manual or facsimile signatures of officers of Company, and the proper countersignature of any former transfer agent or former registrar, or of a co-transfer agent or co- registrar, provided such actions are taken in good faith and without negligence or willful misconduct.

Transfer Agent agrees that it will look only to the assets and property of a particular Company in asserting any rights or claims under this Agreement with respect to Services rendered with respect to that Company and will not seek to obtain settlement of such rights or claims from the assets and property of any other Company.

8.2   Instructions. From time to time, a Company may provide Transfer Agent with instructions concerning the Services. In addition, at any time Transfer Agent may apply to any officer of a Company for instruction, and may consult with legal counsel for the Company with respect to any matter arising in connection with the Services to be performed by the Transfer Agent under this Agreement. Transfer Agent and its agents and subcontractors shall not be liable and shall be indemnified by the Company for any action taken or omitted by Transfer Agent in good faith and in reliance upon any Company instructions or upon the advice or opinion of such counsel. Transfer Agent shall not be held to have notice of any change of authority of any person, until receipt of written notice thereof from the Company.

8.3   Transfer Agent Indemnification/Limitation of Liability. Transfer Agent shall be responsible for and shall indemnify and hold each Company harmless from and against any and all Losses arising out of or attributable to: (a) Transfer Agent’s or its agents’ refusal or failure to comply with the terms of this Agreement, (b) Transfer Agent’s bad faith, negligence or willful misconduct, or (c) Transfer Agent’s, or its agents’, breach of any representation or warranty hereunder, in each case for which Transfer Agent is not entitled to indemnification under this Agreement; provided, however, that excluding Transfer Agent’s gross negligence, bad faith and willful misconduct Transfer Agent’s aggregate liability during any term of this Agreement with respect to, arising from, or arising in connection with this Agreement, or from all Services provided or omitted to be provided under this Agreement, whether in contract, or in tort, or otherwise, is limited to, and shall not exceed, five (5) times the amounts paid hereunder by all Companies to Transfer Agent as fees and charges, but not including reimbursable expenses of any Company, during the twelve (12) months immediately preceding the event for which recovery from Transfer Agent is being sought.

8.4   Notice. In order that the indemnification provisions contained in this Section 8 shall apply, upon the assertion of a claim for which one party may be required to indemnify the other, the party seeking indemnification shall promptly notify the other party of such assertion in writing after it becomes aware, and shall keep the other party advised with respect to all developments concerning such claim; provided that failure to give prompt notice shall not relieve the indemnifying party of any liability to the indemnified party, except to the extent that the indemnifying party demonstrates that the defense of such action has been materially prejudiced by the indemnified party’s failure to timely give such notice. The indemnifying party shall have the option to participate with the indemnified party in the defense of such claim or to defend against said claim in its own name or the name of the indemnified party. The indemnified party shall in no case confess any claim or make any compromise in any case in which the indemnifying party may be required to indemnify it except with the indemnifying party’s prior written consent, which shall not be unreasonably withheld or delayed.

9.   DAMAGES. No party shall be liable for any incidental, indirect, special or consequential damages of any nature whatsoever, including, but not limited to, loss of anticipated profits, occasioned by a breach of any provision of this Agreement even if apprised of the possibility of such damages.

10.	CONFIDENTIALITY.

10.1   Definition. “Confidential Information” shall mean any and all technical or business information relating to a party, including, without limitation, financial, marketing and product development information, Shareholder Data (including any non-public information of such Shareholder), Personal Information, Proprietary Information, and the terms and conditions (but not the existence) of this Agreement, that is disclosed or otherwise becomes known to the other party or its affiliates, agents or representatives before or during the term of this Agreement, as well as any other information designated as confidential or proprietary by the disclosing party or otherwise disclosed in a manner such that a reasonable person would understand its confidential nature. Confidential Information may constitute trade secrets and is of great value to the owner (or its affiliates). Except for Personal Information and Proprietary Information, Confidential Information shall not include any information that is reasonably demonstrated to be: (a) already known to the other party or its affiliates on a non- confidential basis at the time of the disclosure; (b) publicly known at the time of the disclosure or becomes publicly known through no wrongful act or failure of the other party; (c) subsequently disclosed to the other party or its affiliates on a non-confidential basis by a third party not having a confidential relationship with the owner and which rightfully acquired such information; or (d) independently developed by one party without access to the Confidential Information of the other.

10.2. Use and Disclosure. All Confidential Information of a party will be held in confidence by the other party with at least the same degree of care as such party protects its own confidential or proprietary information of like kind and import, but not less than a reasonable degree of care. Neither party will disclose in any manner Confidential Information of the other party in any form to any person or entity without the other party's prior consent. However, each party may disclose relevant aspects of the other party's Confidential Information to its officers, affiliates, agents, subcontractors, and employees to the extent reasonably necessary to perform its duties and obligations under this Agreement and such disclosure is not prohibited by applicable law. Without limiting the foregoing, each party will implement physical and other security measures and controls designed to protect (a) the security and confidentiality of Confidential Information; (b) against any threats or hazards to the security and integrity of Confidential Information; and (c) against any unauthorized access to or use of Confidential Information. To the extent that a party delegates any duties and responsibilities under this Agreement to an agent or other subcontractor, such party will ensure that such agent or subcontractor is contractually bound to confidentiality terms consistent with the terms of this Section 10.

10.3. Required or Permitted Disclosure. In the event any requests or demands are made for the disclosure of Confidential Information, other than requests or demands to Transfer Agent for Shareholder records pursuant to subpoenas or requests from state or federal government authorities (e.g., probate, divorce and criminal actions), the party receiving such request or demand will promptly notify the other party to secure instructions from an authorized officer of such party as to such request or demand and to enable the other party the opportunity to obtain a protective order or other confidential treatment, unless such notification is otherwise prohibited by applicable law or court order. Each party expressly reserves the right, however, to disclose Confidential Information to any person whenever it is advised by counsel that it may be held liable for the failure to disclose such Confidential Information or if required by applicable law or court order.

10.4 Unauthorized Disclosure. As may be required by applicable law and without limiting any party's rights in respect of a breach of this Section 10, each party will promptly:

(a)	notify the other party in writing of any unauthorized possession, use or disclosure of the other party's Confidential Information by any person or entity that may become known to such party;

(b)	furnish to the other party full details of the unauthorized possession, use or disclosure; and

(c)	use commercially reasonable efforts to prevent a recurrence of any such unauthorized possession, use or disclosure of Confidential Information.

10.5 Data Privacy.

(a)	Transfer Agent will not retain, use, process, or disclose Personal Information for any purpose other than: (i) the specific purpose of performing the Services specified in this Agreement on behalf of Company and the services reasonably related thereto; (ii) Transfer Agent’s business purposes, as defined by applicable privacy laws; or (iii) as otherwise required or permitted by applicable law and the terms of this Agreement.

(b)	Transfer Agent will not sell, rent, release, disclose, disseminate, make available, transfer, or otherwise communicate orally, in writing, or by electronic or other means, any Personal Information to a third party for monetary or other valuable consideration from such third party, except as permitted by applicable law.

(c)	Transfer Agent will reasonably assist Company to support Company’s obligations to respond to requests of Shareholders exercising their respective rights under applicable privacy laws, as directed by Company and agreed to by Transfer Agent.

11.	TERM AND TERMINATION.

11.1   Term. The initial term of this Agreement shall be three (3) years from the date of the Agreement stated above (“Initial Term”) unless terminated pursuant to the provisions of this Section 11. This Agreement will renew automatically from year to year (each a “Renewal Term”), unless a terminating party gives written notice to the other party not less than ninety (90) days before the expiration of the Initial Term or a Renewal Term, whichever is in effect, or the Agreement is otherwise terminated pursuant to the provisions of this Section 11.

11.2   Early Termination. Notwithstanding anything herein to the contrary, should a Company terminate this Agreement prior to the expiration of the then current Initial or Renewal Term, for any reason, including but not limited to, its liquidation, acquisition, merger or restructuring, the Company shall pay to Transfer Agent (a) the fees and expenses incurred as of the termination date, and (b) conversion costs and expenses in accordance with Section 11.3 of this Agreement. If a Company does not provide notice at least ninety (90) days prior to termination, Transfer Agent shall make a good faith effort, but cannot guarantee, to convert the Company’s records on the date requested by Company. This Section 11.2 shall not apply if Transfer Agent is terminated pursuant to Sections 11.4 or 12 of this Agreement.

11.3   Costs and Expenses. In the event of the expiration or termination of this Agreement by either party, Company agrees to pay all reasonable out-of-pocket costs and expenses associated with the movement of records and materials to a Company or the successor agent.

11.4   Termination. This Agreement may be terminated at any time by any party upon a material breach of a representation, covenant or term of this Agreement by any other party provided that, except with respect to a payment breach as described in Section 6.3, the non-breaching party gives written notice of such breach to the breaching party and the breaching party does not cure such violation within a period not to exceed ninety (90) days after the date of written notice thereof by one of the other parties.

12.   ASSIGNMENT. Neither this Agreement nor any rights or obligations hereunder may be assigned by a Company or Transfer Agent without the written consent of the other party, such consent not to be unreasonably withheld; provided, however, that Transfer Agent may, without further consent of the Companies, assign any of its rights and obligations hereunder to any affiliated transfer agent registered under Rule 17Ac2-1 promulgated under the 1934 Act. Transfer Agent shall provide a Company with written notice of such an assignment and, upon receipt of such notice, the Company may terminate the Agreement upon sixty (60) days written notice. The provisions of Section 11.2 shall not apply to such a termination.

13.	SUBCONTRACTORS AND UNAFFILIATED THIRD PARTIES.

13.1   Subcontractors. Transfer Agent may, without further consent of a Company, subcontract with (a) any affiliates, or (b) unaffiliated subcontractors for such services as may be required from time to time (e.g., lost Shareholder searches, escheatment, telephone and mailing services); provided, however, that Transfer Agent shall be as fully responsible to the Company for the acts and omissions of any subcontractor as it is for its own acts and omissions under this Agreement. Transfer Agent shall provide Company each year, upon request, and otherwise upon reasonable request, with a list of its unaffiliated subcontractors who have access to Shareholder Data.

13.2   Unaffiliated Third Parties. Nothing herein shall impose any duty upon Transfer Agent in connection with or make Transfer Agent liable for the actions or omissions to act of unaffiliated third parties (other than subcontractors referenced in Section 13.1 of this Agreement), such as, by way of example and not limitation, airborne services, delivery services, the U.S. mails, and telecommunication companies, provided, if Transfer Agent selected such company, Transfer Agent exercised due care in selecting the same.

14.	MISCELLANEOUS.

14.1   Notices. Any notice or communication by Transfer Agent or a Company to the other pursuant to this Agreement is duly given if in writing and delivered in person or sent by overnight delivery service or first-class mail, postage prepaid, to the other’s address or to the e-mail address listed below:

If to Company:	aberdeen Inc.
1900 Market Street
Suite 200
Philadelphia, PA 19103
Attention: Product Governance
e-mail: ProductGovernanceUS@abrdn.com

If to Transfer Agent:	Computershare Trust Company, N.A.
150 Royall Street
Canton, MA 02021
Attn: General Counsel
e-mail: #USCISLegalContractNotices@computershare.com

14.2   No Expenditure of Funds. No provision of this Agreement shall require Transfer Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if it shall believe in good faith that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

14.3   Successors. All the covenants and provisions of this Agreement by or for the benefit of a Company or Transfer Agent shall bind and inure to the benefit of their respective permitted successors and assigns hereunder.

14.4   Amendments. This Agreement may be amended or modified by a written amendment executed by the parties hereto and, to the extent required, authorized by a resolution of the Board of a Company.

14.5   Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

14.6   Governing Law; Jurisdiction. This Agreement shall be governed by the laws of the State of Massachusetts, without regard to principles of conflicts of law. The parties irrevocably (a) submit to the non-exclusive jurisdiction of any Massachusetts State court sitting in Boston or the United States District Court for the District of Massachusetts in any action or proceeding arising out of or relating to this Agreement, (b) waive, to the fullest extent they may effectively do so, any defense based on inconvenient forum, improper venue or lack of jurisdiction to the maintenance of any such action or proceeding, and (c) waive, to the fullest extent permitted by law, all right to trial by jury in any action, proceeding or counterclaim arising out of this Agreement or the transactions contemplated hereby.

14.7   Force Majeure. Transfer Agent will not be liable for any delay or failure in performance when such delay or failure arises from circumstances beyond its reasonable control, including, without limitation, acts of God, acts of government in its sovereign or contractual capacity, acts of public enemy or terrorists, acts of civil or military authority, war, riots, civil strife, terrorism, blockades, sabotage, rationing, embargoes, epidemics, pandemics, outbreaks of infectious diseases or any other public health crises, earthquakes, fire, flood, other natural disaster, quarantine or any other employee restrictions, power shortages or failures, utility or communication failures or delays, labor disputes, strikes, or shortages, supply shortages, equipment failures, or software malfunctions.

14.8   Third Party Beneficiaries. The provisions of this Agreement are intended to benefit only Transfer Agent, the Companies and their respective permitted successors and assigns. No rights shall be granted to any other person by virtue of this Agreement, and there are no third party beneficiaries hereof.

14.9   Survival. All provisions regarding indemnification, warranty, liability and limits thereon, compensation and expenses and confidentiality and protection of proprietary rights and trade secrets shall survive the termination or expiration of this Agreement.

14.10   Priorities. In the event of any conflict, discrepancy, or ambiguity between the terms and conditions contained in this Agreement and any exhibits, schedules or attachments hereto, the terms and conditions contained in this Agreement shall take precedence.

14.11   Merger of Agreement. This Agreement constitutes the entire agreement between the parties hereto and supersedes any prior agreement with respect to the subject matter hereof, whether oral or written.

14.12   No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event any ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by all parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

14.13   Descriptive Headings. Descriptive headings contained in this Agreement are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

14.14   Counterparts. This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. A signature to this Agreement executed and/or transmitted electronically shall have the same authority, effect, and enforceability as an original signature.

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IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by one of its officers thereunto duly authorized, all as of the date first written above.

Computershare Inc.
Computershare Trust Company, N.A.
On Behalf of Both Entities:	On behalf of each Company listed in Schedule A:

/s/ Ann Bowering	/s/ Lucia Sitar
By:	By:
Name: Ann Bowering	Name: Lucia Sitar
Title: CEO Issuer Services, North America	Title: Vice President

[SIGNATURE PAGE TO TRANSFER AGENCY AND SERVICE AGREEMENT]

SCHEDULE A

Coy (Legacy Co Code)	Company Name	Par Value	Organizational Structure	Effective Date
ACPA	abrdn Income Credit Strategies Fund	$0.001	DE Statutory Trust	4/1/25
ACPP	abrdn Income Credit Strategies Fund 5.250% Series A Perpetual Preferred Stock	$0.001	DE Statutory Trust	4/1/25
AGD	abrdn Global Dynamic Dividend Fund	N/A	DE Statutory Trust	4/1/25
AOD	abrdn Total Dynamic Dividend Fund	N/A	DE Statutory Trust	4/1/25
ASGI	abrdn Global Infrastructure Income Fund	$0.001	MD Business Trust	4/1/25
AWP	abrdn Global Premier Properties Fund	N/A	DE Statutory Trust	4/1/25
CHF	abrdn Emerging Markets ex-China Fund, Inc.	$0.001	MD Corporation	4/1/25
FAXF	abrdn Asia-Pacific Income Fund, Inc.	$0.010	MD Corporation	4/1/25
FCOF	abrdn Global Income Fund, Inc.	$0.001	MD Corporation	4/1/25
HQH	abrdn Healthcare Investors*	$0.010	MA Business Trust	4/1/25
HQL	abrdn Life Sciences Investors*	$0.010	MA Business Trust	4/1/25
IAF	abrdn Australia Equity Fund, Inc.	$0.010	MD Corporation	4/1/25
IFNI	The India Fund, Inc.	$0.001	MD Corporation	4/1/25
JEQ	abrdn Japan Equity Fund, Inc.	$0.010	MD Corporation	4/1/25
THOF	abrdn Healthcare Opportunities Fund*	$0.010	MA Business Trust	4/1/25
THW	abrdn World Healthcare Fund*	$0.010	MA Business Trust	4/1/25
VFL	abrdn National Municipal Income Fund*	$0.001	MA Business Trust	4/1/25

*The Company is governed by a Declaration of Trust, as amended from time to time, which is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that no trustee, officer, employee, agent, employee or Shareholder of the Company shall have any personal liability under this Agreement, and that this Agreement is binding only upon the assets and property of the applicable Company, individually and not jointly with any other Company, person or entity.